FORM 11-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2001 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-26993
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

EverTrust Financial Group, Inc.
2707 Colby Avenue, Suite 600
Everett, Washington 98201

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Financial Statements and Exhibits

(a) Financial Statements

       The EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust become effective as of January 1, 1986. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2001 and 2000.

(b) Exhibit 23 Consent of Independent Auditors

Signatures

       The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                             /s/Nancy Elliott
                                                            Trustee, EverTrust Financial Group, Inc.
                                                            401(k) Profit Sharing Plan and Trust

                                                            By: /s/Nancy Elliott
                                                            Nancy Elliott                                     (name)
                                                            Human Resources, Director               (title)
                                                            EverTrust Financial Group, Inc.          (bank)

Date: June 25, 2002

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EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN
AND TRUST

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

December 31, 2001 and 2000

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EVERTRUST FINANCIAL GROUP, INC

401(k) PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

December 31, 2001 and 2000

Index

Pages
Independent Auditors' Report	1

Financial Statements-
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-6

Supplemental Schedule Required by the Department of Labor -
Schedule of Assets Held for Investment Purposes	7

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[Letterhead of Sweeney Conrad, P.S.]

INDEPENDENT AUDITORS' REPORT

                                                                                                                        June 20, 2002

To the Savings Plan Committee
  EverTrust Financial Group, Inc.
  401(k) Profit Sharing Plan and Trust

We have audited the financial statements of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and for the year ended December 31, 2001, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                    /s/Sweeney Conrad, P.S.
                                                                                    Sweeney Conrad, P.S.

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EVERTRUST FINANCIAL GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000

ASSETS

Investments at fair value (Note 6):
Mutual funds	$ 3,191,140	$ -
Common and collective trust fund	138,437	2,979,261
EverTrust Financial Group, Inc. common stock	827,534	672,333

Total investments at fair value	4,157,111	3,651,594

Cash	56,289	12,880

Receivables:
Employer contributions	-	7,650
Participant contributions	-	13,550
Other receivables	-	12,318

Total receivables	-	33,518

Net assets	$ 4,213,400	$ 3,697,992

See accompanying notes to financial statements

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EVERTRUST FINANCIAL GROUP, INC.
 401(k) PROFIT SHARING PLAN AND TRUST
 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments:
Common and collective trust fund	$ 3,127
EverTrust Financial Group, Inc. common stock	101,575
Interest income	1,111

Total investment income	105,813

Employer contributions	164,826

Participant contributions (including $270,007 of rollovers)	664,710

Total additions	935,349

Deductions from net assets attributed to:
Net depreciation in fair value of investments - mutual funds	229,620
Benefits paid to participants	173,728
Administrative fees	16,593

Total deductions	419,941

Net increase in net assets available for benefits	515,408

Net assets available for benefits:
Beginning of the year	3,697,992

End of the year	$ 4,213,400

See accompanying notes to financial statements

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EVERTRUST FINANCIAL GROUP, INC

401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE PLAN

General-

The provisions of the EverTrust Financial Group, Inc. (Company) 401(k) Profit Sharing Plan and Trust (Plan) were effective January 1, 1986. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older. Employees may begin deferring compensation after ninety days of service and are eligible for Company matches of the deferred contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions-

Participants elect to contribute a certain portion of their compensation, within statutory limits. These contributions are paid to the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 100% of the first 2% of all eligible employee contributions. Employee contributions in excess of 2% are matched by the Company at 50% of the eligible contributions, up to 6% of the participant's eligible compensation. Employer matching contributions are funded after each pay period.

The Company may also make discretionary annual profit sharing contributions which is allocated to all eligible employees based upon their eligible compensation. Profit sharing contributions are funded in the following plan year and placed in participant directed investments. There was no profit sharing contribution to the Plan for 2001.

Participant Accounts-

Individual participant accounts are maintained by Trautmann, Maher & Associates. Each participant's account is increased or decreased by the participant's contribution and the Company's matching contribution, allocations of Plan earnings and losses, and an allocation of administrative fees. Allocations are based on account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options-

The Plan's assets are invested in fourteen investment options managed by Security Trust Company. The options include twelve mutual funds, one common and collective trust fund and the Company's common stock. Contributions made by the participants and the Company are allocated to the separate investments as directed by each participant.

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Vesting-

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of credited service in accordance with the following schedule: 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service and 100% after six years of service.

Participants become immediately vested in employer contributions upon retirement, death or total and permanent disability.

Forfeitures-

Forfeitures of terminated participants' nonvested employer matching accounts are used to reduce the employer matching contribution.

Payment of Benefits-

Benefits may be distributed upon retirement, death, disability, or termination of employment. Benefits equal to the value of the participant's vested account may be paid in a lump sum payment or in installments, depending on certain factors as described in the Plan and at the participants' election.

Administrative Fees-

Trustee and audit fees are paid by the Plan. Record keeping fees are paid by the Company.

Use of Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies used by the Plan:

Basis of Accounting-

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments-

The Plan's investments are stated at fair value based on quoted market prices of the underlying investments.

Net Appreciation or Depreciation in Fair Value of Investments-

Realized and unrealized gains and losses relative to individual investments are reported in net appreciation or depreciation in fair value of investments. Interest and dividends, except from money market accounts, reinvested in individual investments are also reported in this category.

Payment of Benefits-

Benefits are recorded when paid.

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NOTE 3 - RELATED-PARTY TRANSACTIONS

During 2000, U.S. Bank managed the common and collective trust funds of the Plan. U.S. Bank was also the trustee of all of the Plan investments and, therefore, the transactions in the common and collective trust funds qualified as party-in-interest transactions. Fees paid to U.S. Bank by the Plan for the trustee services amounted to $18,544 for the year ended December 31, 2000.

Effective January 1, 2001, the Plan changed its trustee from U.S. Bank to Security Trust Company. During December 2000, the investments held in the U.S. Bank common and collective trusts were converted to cash. During January 2001, all of the Plan's assets were transferred to Security Trust Company and placed in investment options as directed by the participants.

The Plan held 54,443 and 52,732 shares of the Company's stock at December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, the Plan purchased 1,940 shares of stock in the Company for $15.53 per share and sold 906 shares of stock in the Company for prices ranging from $13.69 to $15.60 per share.

NOTE 4 - PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts and the Plan's assets would be distributed to participants.

NOTE 5 - TAX STATUS

The Plan obtained a determination letter dated April 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the determination letter and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 6 - INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits:

	December 31,
	2001	2002

Frank Russell LifePoints Eg Agg Str D	$ 1,841,161	$ -
Frank Russell LifePoints Agg Str D	754,931	-
Cash held in U.S. Bank common and collective trust funds (Note 3)	-	2,940,760
EverTrust Financial Group, Inc. common stock	827,534	672,333

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SUPPLEMENTAL SCHEDULE
REQUIRED BY THE DEPARTMENT OF LABOR

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EVERTRUST FINANCIAL GROUP, INC
401(k) PROFIT SHARING PLAN AND TRUST
EIN - 41-6271370
PLAN NUMBER - 003
ITEM 4i SCHEDULE H (FORM 5500)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

(A)	(B)	(C)	(E)
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,	Current
	other similar party	collateral, par or maturity value	Value

	Alliance Technology A	Mutual Fund	$ 19,664
	Davis NY Venture A	Mutual Fund	117,280
	Deutsch Equity 500 Index	Mutual Fund	103,920
	American Funds EuroPacific Growth A	Mutual Fund	20,362
	Frank Russell Equity II, E	Mutual Fund	67,408
	Frank Russell LifePoints Agg Strat D	Mutual Fund	754,931
	Frank Russell LifePoints Bal Strat D	Mutual Fund	29,436
	Frank Russell LifePoints Eq Agg Str D	Mutual Fund	1,841,161
	American Funds Growth Fund of America A	Mutual Fund	139,584
	Janus Advisor Worldwide	Mutual Fund	2,287
	Metlife Stable Value Fund	Common and Collective Trust	138,437
	IDEX PIMCO Total Return A	Mutual Fund	52,317
	Van Lampen Emerging Growth A	Mutual Fund	42,790
*	EverTrust Financial Group, Inc.	Common Stock	827,534
	Schwab Money Market Fund	Cash	53,450
	Security Trust Company	Cash	2,839

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Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Form 11-K pertaining to the EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust of our report dated June 20, 2002, with respect to the financial statements and supplemental schedule of the EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/Sweeney Conrad, P.S.
Sweeney Conrad, P.S.
Bellevue, Washington
June 27, 2002

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